-------
 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
   Bertelsmann AG                                  barnesandnoble.com inc.    Symbol=bnbn            to Issuer (Check all applicable)
__________________________________________  _____________________________________________    ___ Director      _X_ 10% Owner
                                                                                             ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4.  Statement for             title below)      below)
                                               Number of Reporting      Month/Day/Year
                                               Person, if an entity     11/12/02
    Carl-Bertelsmann-Strasse 270               (voluntary)              and 11/13/02
__________________________________________                              ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date    7.  Individual or Joint/Group Filing
   33311 Gutersloh, Germany                                            of Original (Month/       (Check Applicable Line)
__________________________________________                             Day/Year)             ___ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                     _X_ Form filed by More than One
                                                                                                 Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially 6. Ownership
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned           Form:
                                 Date    Date        (Instr.     ------------------------    Following       Direct(D) 7. Nature of
                                 (Month/ if any         8)                 (A)               Reported        or           Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       Trans-          Indirect     Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               actions(s)      (I)          Ownership
----------------------------- ---------  ---------  ----------   --------  ---  --------  --------------- ------------ -------------
Class A Common Stock           11/12/02               P           35,500    A    $1.1304
Class A Common Stock           11/13/02               P           35,500    A    $1.2704       902,500           I           (1)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date
                                                                                                                     Exercisable
                                                                                                                     and
                                     2. Conver-               3A. Deemed                  5. Number of Deriv-        Expiration
                                        sion or    3. Trans-      Execution  4. Trans-       ative Securities        Date (Month/
                                        Exercise      action      Date, if      action       Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code         Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)    (Instr. 3, 4, and 5) Date      Expir-
1. Title of Derivative Security         ative          Day/        Day/      -----   ---- ----------------------- Exercis-  ation
   (Instr. 3)                           Security       Year)       Year)      Code     V         A          D     able      Date
--------------------------------     -----------   ---------- -------------  ------------ ----------- ----------- --------  ------

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses

(1) These shares are owned directly by BOL.US Online, Inc., a wholly owned subsidiary of Bertelsmann AG.

                                                                                     /s/ Robert J. Sorrentino      11/14/02
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                               Bertelsmann AG
                                                                                   By:Robert J. Sorrentino, Attorney-in-Fact
Note:  File three copies of this Form, one of which must be manually signed.          Dr. Ewald Walgenbach
       If space provided is insufficient, see Instruction 6 for procedure.            CEO DirectGroup Bertelsmann, Member of the
                                                                                      Executive Board of Bertelsmann AG
                                                                                                                              Page 2

Joint Filer Information

Name:                BOL.US Online, Inc.
Address:             1540 Broadway, New York, New York  10036
Designated Filer:    Bertelsmann AG
Issuer and Symbol:   barnesandnoble.com inc. (bnbn)
Dates of Event
  Requiring Filing:  November 12, 2002 and November 13, 2002

Signature:           BOL.US Online, Inc.

                     By:  /s/ Robert J. Sorrentino
                        --------------------------
                        Robert J. Sorrentino, President

Date:                November 14, 2002

                                                                                                                            Page 3

                              Confirming Statement

     This  Statement  confirms  that Barbara Nims was  authorized to execute and file the Form 4 filed  November 7, 2002 with the U.S.  Securities  and  Exchange
Commission in connection with the Company's purchase of shares of Class A Common
Stock of  barnesandnoble.com  inc. on  November 5, 2002 and  November 6, 2002 on
behalf of the  undersigned as an officer of BOL.US Online,  Inc. (the "Company")
and as Attorney-in-fact for Bertelsmann AG.

     In witness  whereof,  the  undersigned has duly executed and delivered this
Statement as of the 13th day of November, 2002.

                  /s/ Robert J. Sorrentino
                  ------------------------
                  Name: Robert J. Sorrentino
                  Title: President, BOL.US Online, Inc.

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